UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Enters UK Market Closing Drone-as-a-Service Acquisition of Casado Design Ltd., Expanding to the Growing Telecom Tower Design and Infrastructure Sector
99.2	ZenaTech Expands Drone as a Service to Australia with Offer to Acquire a Survey Firm Serving Government and Natural Resources and Commercial Sectors
99.3	ZenaTech Strengthens Drone as a Service Capabilities for Government and Aviation Markets Closing Acquisition of Smith Surveying Group in Jacksonville, Fla.
99.4	ZenaTech’s ZenaDrone Establishes Washington, D.C. Area Office Strengthening US Defense Revenue Opportunities and Federal Government Market Access
99.5	ZenaTech’s Drone as a Service Drives 82% of Q3 2025 Revenue as Company Advances Toward Goal of 25 Acquisitions by Mid-2026
99.6	ZenaTech Signs Offer to Acquire Utah Surveying Firm, Expanding Drone as a Service into the Solar Infrastructure Market
99.7	ZenaTech Expands Drone as a Service into Colorado’s Commercial and Agricultural Markets Closing the Company’s 12th Acquisition, Rampart Surveys
99.8	ZenaTech Reports Record 1,225% Year-Over-Year Revenue Growth in Q3, 2025 and 6X Growth for First Nine Months of Year as Drone as a Service Business Expansion Accelerates
99.9	ZenaTech Signs Offer to Acquire a Surveying Firm in the US West Expanding Drone as a Service Footprint to Serve Precision Agriculture, Ranching and Wildfire Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer